For Immediate Release

From:
Ameritrans Capital Corporation
For more information Contact:
Gary C. Granoff
(212) 355-2449

Ameritrans Announces Results of Special Meeting of Shareholders

New York, NY, August 26, 2008 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today held a special meeting of shareholders whereby the shareholders approved the sale by Ameritrans of assets of the Company pursuant to a loan purchase agreement among the Company, Elk Associates Funding Corp., Medallion Financial Corp. and Medallion Bank.

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans, middle market corporate loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.